Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT
TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a description of our Common Stock and Preferred Stock as set forth in our restated certificate of incorporation and bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K to which this Exhibit 4.4 is a part. This summary does not purport to be complete and is qualified in its entirety by the full text of our aforementioned restated certificate of incorporation and bylaws and by applicable law.

Our authorized capital stock consists of 60,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, no par value per share.

Common Stock:

Voting.

The holders of our Common Stock are entitled to one vote for each outstanding share of Common Stock owned by that shareholder on every matter properly submitted to the shareholders for their vote. Shareholders are not entitled to vote cumulatively for the election of directors.

Dividend Rights.

Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our Common Stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.

Liquidation Rights.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Common Stock would be entitled to share ratably in our assets that are legally available for distribution to shareholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our Common Stock.

Conversion, Redemption and Preemptive Rights.

Holders of our Common Stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock:

Our board of directors has been authorized to provide for the issuance of shares of Preferred Stock in multiple series without the approval of shareholders.

With respect to each series of Preferred Stock, our board of directors has the authority to fix the following terms:

•	The number of shares constituting such series;

•	The rate and times at which, and the terms and conditions on which, dividends on Preferred Stock of such series will be paid;

•	The right, if any, of the holders of the Preferred Stock of such series to convert the same into, or exchange the same for, shares of other classes or series of stock of the Corporation and the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion price or rate in such events as the board of directors shall determine;

•	The redemption price or prices and the time or times at which, and the terms and conditions on which, Preferred Stock of such series may be redeemed;

•	The rights of the holders of Preferred Stock of such series upon the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation;

•	The terms or amount of any sinking fund provided for the purchase or redemption of the Preferred Stock of such series;

•	Provisions making dividends payable with respect to Preferred Stock of such series cumulative, non-cumulative or partially cumulative;

•	Provisions giving the Preferred Stock of such series special, limited, multiple or no voting rights and to specify those voting rights, if any; and

•	Provisions making dividends payable with respect to the Preferred Stock of such series fully participating, partially participating, or non-participating.

New Jersey Anti-Takeover Statute

New Jersey has adopted a type of anti-takeover statute known as a “business combination” statute. Subject to numerous qualifications and exceptions, the statute prohibits a New Jersey corporation from engaging in a business combination with an interested shareholder of the corporation for a period of five years following the person becoming an interested shareholder unless, prior to the shareholder becoming an interested shareholder, (i) the corporation’s board approved the business combination or (ii) the corporation’s board approved the transaction or series of transactions which caused the person to become an interested shareholder and any subsequent business combination with that interested shareholder is approved by both members of the board or a board committee who are independent of, and not affiliated with, the interested shareholder, and the holders of a majority of the voting stock not beneficially owned by the interested shareholder.  In addition, but not in limitation of the five-year restriction, if applicable, corporations such as Inrad covered by the New Jersey statute may not engage at any time in a business combination with any interested shareholder of that corporation unless the combination is approved by the board prior to the person becoming an interested shareholder, the combination receives the approval of two-thirds of the voting stock of the corporation not beneficially owned by the interested shareholder, or the combination meets minimum financial terms specified by the statute. An “interested shareholder” for this purpose is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation or an affiliate or associate of the corporation who, at any time within the prior five-year period, was the owner of 10% or more of the voting power of the then outstanding stock of that corporation. The term “business combination” is defined broadly to include, among other things:

•	the merger or consolidation of the corporation, or any of its subsidiaries with the interested shareholder or any corporation that is, or after the merger or consolidation, would be an affiliate or associate of the interested shareholder;
•	the sale, lease, exchange, mortgage, pledge, transfer or other disposition to an interested shareholder or any affiliate or associate of the interested shareholder of 10% or more of the corporation’s assets as measured by the statute; or
•	the issuance or transfer by the corporation or any of its subsidiaries to an interested shareholder or any affiliate or associate of the interested shareholder of 5% or more of the aggregate market value of the stock of the corporation.

The application of the anti-takeover statute to us could delay, defer or prevent a change of control of the Company or discourage, impede or prevent a merger, tender offer, proxy contest or other transaction, even if such action would be favorable to the interests of our shareholders.